[Katten Muchin Rosenman LLP]
Letter head

November 22, 2006

Via EDGAR and Federal Express

Ms. Michele Anderson Legal Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	TransTech Services Partners Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on October 19, 2006 File No. 333-138080

Dear Ms. Anderson:

On behalf of TransTech Services Partners Inc. (the “Registrant”), we are filing electronically Amendment No. 1 to Registration Statement on Form S-1 originally filed on October 19, 2006. Amendment No. 1 reflects the responses to the comment letter dated November 15, 2006 (“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. The following are responses to your comments which are furnished as supplemental information and not as part of the amendment.

We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.  Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters have been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

Ms. Michele Anderson
November 22, 2006

The NASD has not yet cleared the amount of the underwriters compensation. The Registrant will inform you as soon as the compensation is cleared and will provide you with a copy of the letter informing Registrant that the NASD has no objections.

2.  We note the reference to the market research firm International Data Corporation on page 51 regarding growth market for business process outsourcing, and to Gartner, McKinsey and the National Association of Software and Services Companies on page 54 regarding growth in the Indian outsourcing industry. Please provide us with the marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that the supporting documents are publicly available. To the extent that any of these reports have been prepared specifically for this filling, file a consent from the party.

Enclosed are marked copies of the material that support the reference to the market research firm International Data Corporation on page 44 regarding growth market for business process outsourcing, and to Gartner, McKinsey and the National Association of Software and Services Companies on page 47 regarding growth in the Indian outsourcing industry. In addition, enclosed is a marked copy of the reference to “the Indian business service market represents approximately 10% of the $300 billion global offshorable market for such services” on page 47. The enclosed supporting documents are publicly available and have not been prepared specifically for the Registrant’s offering.

3.  We refer to Exhibit 4.3, the specimen warrant certificate. On page 85, you state that “in no event will the registered holders of a warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock.” Accordingly, please revise the specimen certificate to clarify that the holders of the warrants will not be entitled to net cash settle the warrants under any circumstances.

The Registrant revised the specimen warrant certificate to clarify that the holder of the warrant will not be entitled, under any circumstance, to net cash settle the exercise of the warrant.

Prospectus Cover Page

4.  Please revise to indicate when the common stock and warrants will begin to trade separately.

The prospectus cover page has been revised to indicate that “the common stock and warrants will begin to trade separately on the 90th day after the date of the prospectus, unless Maxim Group LLC informs us of its decision to allow earlier separate trading.”

Ms. Michele Anderson
November 22, 2006

Prospectus Summary, page 1

5.  Please briefly explain on page 2 how “fair market value” will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.

The prospectus summary has been revised to explain how “fair market value” will be measured. The Registrant has provided as follows: “The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. For more information see the section below entitled “Proposed Business - Fair market value of target business.”

Our Strategy and Target Business, page 1

6.  If you have a website, we encourage you to disclose the Internet address. Refer to Item 101(e)(3) of regulation S-K.

The Registrant does not have a website.

Inventive Warrants, page 4

7.  We note that you will record compensation expense for the incentive warrants when they become exercisable. Please tell us the accounting guidance you considered to determine that it is not appropriate to recognize compensation expense before the warrants are exercisable.

The Registrant has relied on Statement of Financial Accounting No. 123(R) (As Amended) Share-Based Payment (“FAS 123(R)”) as guidance for accounting for the incentive warrants. The incentive warrant award will be issued to the Registrant’s Chief Executive Officer and Chief Financial Officer through their wholly-owned entity TSP Ltd.

Based on the Registrant’s further review of FAS 123(R) in response to the Staff’s comment, the prospectus has been revised to provide that compensation cost associated for the incentive warrants will be recognized upon approval of such business combination by holders of the Registrant’s public common stock. The exercise price of the incentive warrants is fixed at $4.10 per share and there are multiple conditions which need to be met in order for the 400,000 incentive warrants to become vested (or exercisable). The incentive warrants will not vest until three months after the completion of a business combination. Subsequent to a business combination, 200,000 of such warrants, become exercisable if the last sale price of the Registrant’s common stock exceeds $7.00 per share for any 20 trading days within a 30 trading day period beginning after such initial business combination, and the remaining 200,000 shares become exercisable only if the last sale price of the Registrant’s common stock exceeds $8.00 per share for any 20 trading days within a 30 trading day period beginning after such initial business combination. The incentive warrants will expire five years following the date of the proposed offering and if the Registrant does not complete a business combination, the incentive warrants will expire worthless.

Ms. Michele Anderson
November 22, 2006

The incentive warrants will contain both a performance condition (achievement of a business combination) and also certain market conditions (exercisable upon the achievement of certain stock prices after consummation of a business combination) as described above. In accordance with FAS 123(R) compensation costs for awards with performance conditions should be recognized if and when the Registrant concludes that it is probable that the performance condition will be achieved. Whereas awards granted with market conditions are not considered to be a vesting conditions and do not affect the manner or period over which compensation cost is recognized, but rather are reflected in the awards’ fair value. Accordingly, compensation cost for an award with a market condition should be recognized if the requisite service period or other conditions are fulfilled, even if the market condition is never achieved.

As described in FAS 123(R) paragraph 16, at the grant date the Registrant will estimate the fair value of the incentive warrants and record compensation when the requisite conditions necessary to earn the right to benefit from such incentive warrants are met. Further paragraph 19 of FAS 123(R) states that “no compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied (that is, instruments for which the requisite service is not rendered).”

The incentive warrants will be issued at the time of the Registrants proposed offering, however such awards will only vest if and when the holders earn the right to benefit from the award upon completion of a business combination. While the requisite service period for the award, as described in paragraphs 39, 40 and 46 of FAS 123(R), can be derived from the Registrant’s expected life of 18 to 24 months, we believe the achievement of a business combination to be a performance condition as stated in paragraph 19 and defined in the glossary of FAS 123(R). Accordingly we have relied on FAS 123(R) paragraph 44 which states that “accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition - compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.” Thus after consummation of the Registrant’s proposed offering management will access the probability of consummation of a business combination at each reporting period to determine if recognition of compensation cost should commence. Once management concludes that the achievement of a business combination is probable, the Registrant will commence recognition of the compensation cost over the remaining requisite service period. Due to the circumstances associated with the Registrant’s structure and requirements for approval of a business combination, management believes that it is likely that we will not be able to determine the probability of completion of a business combination until and if approved by holders of the public shares of the Registrant’s common stock expected to be sold in the proposed offering. Accordingly, management believes that compensation cost associated with the incentive warrants will be recorded if and when a business combination is approved by holders of the Registrant’s common stock.

Ms. Michele Anderson
November 22, 2006

As stated above, paragraph 19 of FAS 123(R) states “the effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied.” The market conditions included in the incentive warrants associated with the achievement of stock prices will be reflected in the Registrant’s determination of the fair value of the award, but will not have an effect on the period of recognition of compensation.

Redemption, page 6

8.  Revise to indicate whether the redemption of warrants is mandatory or at the option of the warrant holder.

The redemption section in the prospectus summary has been revised to indicate that the redemption of warrants is mandatory.

Offering proceeds to be held in trust, page 8

9.  We note that you will have access to the interest earned on the trust account to fund certain of your obligations, including the repayment of principal and interest on the loan made by Lotus Capital LLC. Please disclose the applicable interest rate for the trust account and quantify the maximum amount of interest that will be available to you. Revise throughout.

The prospectus has been revised to disclose the applicable interest rate for the trust as follows: “Although we do not know the rate of interest to be earned on the trust account and are unable to predict an exact amount of time it will take to complete a business combination, we anticipate that the interest that will accrue on the trust account, even at an interest rate of 3% (approximately $1,080,000 if the underwriters’ over-allotment option is not exercised) per annum, during the time it will take to identify a target and complete an acquisition will be sufficient to fund our working capital requirements.”

Ms. Michele Anderson
November 22, 2006

If we are required to dissolve and liquidate before a business combination…., page 13

10.  Clearly indicate that, if the company is unable to complete an acquisition and is required to dissolve and liquidate its assets, investors will lose money on their initial investment.

The prospectus has been revised to clearly indicate that if the Registrant is unable to complete an acquisition and is required to dissolve and liquidate its assets, investors may lose money on their initial investment.

Risk Factors -page 17

Include an additional risk factor highlighting the fact that, as the company gets closer to the 24-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will know that the company has a firm deadline for completing the acquisition that cannot be extended.

11.  The Risk Factor section has been revised to include an additional risk factor highlighting the fact that, as the Registrant gets closer to the 24-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will know the company has a firm deadline for completing the acquisition that cannot be extended.

We may issue shares of our capital stock or debt securities……., page 22

12.  Clarify whether additional equity issued to investors in a follow-on offering could reduce the funds expected to be paid to initial investors if the trust is liquidated.

The prospectus has been revised to clarify that upon additional equity issued to investors in a follow-on offering of the Registrant, such investors would be required to waive their rights to the assets of the trust account.

Because certain of our officers and directors currently directly or indirectly own shares of our common stock that will not participate in liquidating distributions, page 25

13.  Please revise to briefly describe the scope of any mechanisms in place to identify and resolve any apparent conflicts of interest, and provide a fuller description of the mechanisms in the conflicts of interest subsection starting on page 74.

The conflicts of interest subsection has been revised to briefly describe the scope of the mechanisms in place to identify and resolve any apparent conflicts of interest.

Ms. Michele Anderson
November 22, 2006

Use of Proceeds, page 40

14.  It appears that you should include in gross proceeds in the table the $ 125,000 loan you received from your sponsors. Please include this amount in gross proceeds, or tell us why you do not believe it is necessary for an understanding of how you will pay the expenses of the offering. In addition, in the table or as a note to the table, please indicate from what item the loan will be repaid.

As the gross proceeds from the offering will be used to repay the loan, the Registrant does not believe it would be accurate to include the loan as gross proceeds on the Use of Proceeds table. However, the prospectus has been revised to discuss in greater detail the $125,000 loan received from our sponsors. The loan was used to pay certain offering expenses including legal, accounting and registration fees.

Dilution, page 45

15.  Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

The disclosure regarding dilution has been revised to quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

Proposed Business, page 51

Strategy - Target Business, page 51

Investment Rationale, page 54

16.  Please revise to more specifically quantify the years of experience management has in India’s business process outsourcing sector.

The prospectus has been revised to more specifically quantify the years of experience management has in India’s IT and business process outsourcing sector (business services), by providing that the Registrant’s management team, specifically Suresh Rajpal, LM Singh and Hemant Sonawala, has approximately 60 years of collective experience in India’s business services sector, which covers cross-border transactions.

Conversion Rights, page 59

17.  Disclose the procedures that stockholders must follow in order to exercise their conversion rights. For example, indicate whether you will include a separate form relating to the conversion with the proxy materials, whether a stockholder must make certain representations in order to exercise the right, etc.

Ms. Michele Anderson
November 22, 2006

The prospectus has been revised to disclose the procedures stockholders must follow in order to exercise their conversion rights, which are as follows: “For stockholders to exercise their conversion rights, they must vote against the acquisition and at the same time affirmatively elect to convert their shares by checking the appropriate box, or directing their broker to check the appropriate box, on the proxy card (enclosed with the proxy statement) and ensure the proxy card is delivered prior to the special meeting regarding the business conversion.”

Management, page 70

18.   We note your statement on page 71 in Mr. Norton-Standen’s biographical description that he “has over 25 years of experience serving fortune 500 and other blue chip companies like BT Group plc (British Telecom), Hewlett-Packard Company….” Briefly disclose in what capacity he served the companies listed in your statement.

The prospectus has been revised to delete reference to Mr. Norton-Standen’s biographical description that he “has over 25 years of experience serving fortune 500 and other blue chip companies like BT Group plc (British Telecom), Hewlett-Packard Company…,” since he has acted in an advisory role to such companies.

Shares Eligible for Future Sale, page 86

19.   We note your statement that “none of those shares will be eligible for sale under Rule 144 prior to ---------- 2007.” This statement does not appear consistent with out letter to Ken Worm dated January 21, 2000. Please revise to delete it, or advise us why you believe it may be appropriately retained.

The prospectus has been revised to state “none of those shares will be eligible for sale under Rule 144.”

Signature Page

Ms. Michele Anderson
November 22, 2006

20.   Please specify, by parenthetical next to the officer’s title, which officer is signing in the capacity of your principal accounting officer or controller.

The prospectus has been revised to specify, by parenthetical next to title, that the Chief Financial Officer of the Registrant has signed in the capacity of the Registrant’s principal accounting officer.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please contact the undersigned at (212) 940-6690 or Howard S. Jacobs at (212) 940-8505.

Sincerely,

/s/ Wendy K. Modlin
Wendy K. Modlin

Enclosures

cc:	Paul Fischer
Andrew Scott LM Singh Suresh Rajpal Patricia A. Baldowski Howard S. Jacobs, Esq. Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Adam S. Mimeles, Esq.